UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
(Signature)
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 26, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice Relating to Kyocera Corporation’s Intention to Apply to Delist American Depositary Shares from the New York Stock Exchange and Terminate Registration with the U.S. Securities and Exchange Commission

February 26, 2018

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Hideo Tanimoto, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for Inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

Notice Relating to Kyocera Corporation’s Intention to Apply to Delist American Depositary Shares from the New York Stock Exchange and Terminate Registration with the U.S. Securities and Exchange Commission

This is to advise you that Kyocera Corporation (the “Company”) has adopted a resolution at a meeting of its Board of Directors held on February 26, 2018 regarding the Company making an application for voluntary delisting of the Company’s American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”) and filing for the termination of registration of the Company’s ADSs under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1. Reasons for Applying for Delisting

The Company issued its ADSs in February 1976 and listed its ADSs on the NYSE in May 1980 mainly to promote trading of its shares and to raise the visibility of the Company’s brand in the U.S. Since then, the Company has made efforts to enhance disclosures for shareholders and investors for deepen their understanding of the Company, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, providing consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Meanwhile, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

In addition to these changes to the environment, as the trading volume of the Company’s ADSs on the NYSE has been on a decreasing trend in recent years, the Company believes that the economic rationality of maintaining a listing on the NYSE has declined.

Therefore, the Company has decided to apply for voluntary delisting of its ADSs from the NYSE and for termination of registration of its ADSs with the U.S. Securities and Exchange Commission under the Exchange Act.

2. Stock Exchanges on Which the Company Will Maintain its Listings

The Company will maintain its listings on the Tokyo Stock Exchange.

1

3. Schedule Related to Delisting and Other Matters (Planned)

The Company plans to implement the following procedures (1), (2) and (3) during the period from June 2018 to September 2018.

(1)	The Company to provide the NYSE with a written pre-notice of the delisting application

(2)	The Company to file Form 25 with the SEC for delisting of the Company’s ADSs from the NYSE and deregistration with the SEC	To be filed at least 10 days after (1)

(3)	Delisting to become effective The Company to file Form 15F with the SEC to terminate its reporting obligations under the Exchange Act	To become effective and to be filed on the 10th day after (2)

The Company expects that deregistration with the SEC will become effective 90 days after (2) above, the filing of Form 25, and that its reporting obligations under the Exchange Act will be terminated 90 days after (3) above, the filing of Form 15F. However, the schedule provided above may be delayed if the SEC objects or requests an extended review or for other reasons.

The Company plans to announce a more detailed schedule at a later date once the schedule has been determined.

4. Future Actions

While the Company’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) will be terminated, the Company will continue to disclose financial statements and other information, in English, on its website to ensure that its shareholders and investors will continue to have appropriate information about the Company.

In addition, after the delisting of its ADSs from the NYSE, the Company intends to maintain its American Depositary Receipt Program in the U.S. and therefore anticipates that its ADSs will continue to be traded in the U.S. on the over-the-counter market.

5. Contact Information for Inquiries regarding the Company’s ADSs

Citibank, N.A. Shareholder Services

Tel:  U.S.A +1-877-248-4237 (toll free)

         International +1-781-575-4555

Website: www.citi.com/dr

E-mail: citibank@shareholders-online.com

Shareholder Service Representatives are available Monday through Friday, from 9:00 a.m. to 5:00 p.m.

Eastern Time in the United States.

2